Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

Dated: July 15, 2009

A copy of this report will be provided to any shareholder who requests it.

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Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

Management Discussion and Analysis

1.

DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. (the “Company” or “Platinum Group”) is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa.  Project 1 of the Western Bushveld Joint Venture (“WBJV”) is the Company’s primary project.  The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

This management discussion and analysis (“MD&A”) of the Company focuses on the financial condition and results of operations of the Company for the period ended May 31, 2009. It is prepared as of July 15, 2009 and should be read in conjunction with the unaudited consolidated financial statements of the Company for the period ended May 31, 2009 together with the notes thereto.

All references herein to “dollars” or “$” refer to Canadian dollars unless otherwise stated.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a) Results of Operations

Any reference to “period” refers to the nine month period ended May 31, 2009.

At May 31, 2009 the Company had cash, cash equivalents and short term investments on hand of $2,865,872 as compared to $5,575,866 on May 31, 2008.  Accounts payable at period end totaled $885,807 (May 31, 2008 - $2,836,020).  Of this, amounts payable in South Africa included $118,000 for drilling costs, approximately $27,500 for geochemical costs, and approximately $22,500 for environmental services.  In Canada an amount of $249,788 was payable against legal costs, $121,535 was due for advisory and consulting expenses and $10,500 was payable for audit fees.  The balance related to regular overhead and administrative costs.  The amount of salaries and benefits expensed in the period increased from $1,079,542 at May 31, 2008 to $1,284,623 at period end.  The increased expense was due to lower deferrals to the WBJV, which was not as active as in the comparative period last year.  The actual cash cost of salaries and benefits did not increase.  The Company also held marketable securities at period end with a fair value of $1,202,001 (May 31, 2008 – $1,714,001).

During the period the Company incurred a net loss before taxes of $5,359,887 (May 31, 2008 - $4,085,087). Before a non-cash charge for stock based compensation of $1,394,986 (May 31, 2008 - $638,034) general and administrative expenses totaled $4,063,134 (May 31, 2008 - $3,667,996). Net interest earned in the period amounted to $98,233 (May 31, 2008 - $220,943).  The $395,138 overall increase in administrative expenses over the comparative period is explained for the most part by a $211,452 increase in professional fees for the nine month period from $515,316 in 2008 to $726,768 in 2009; an increase of $175,848 in shareholder relations costs from $110,423 in 2008 to $286,271 in 2009; a $205,081 increase in salaries and benefits from $1,079,542 in 2008 to $1,284,623 in 2009; and the incurrence of $405,000 in strategic advisory fees for the period (May 31, 2008 – nil). Professional fees increased in the period as a result of the Company’s use of legal expertise during negotiations to execute definitive agreements with Anglo Platinum and Wesizwe Platinum and legal and accounting expertise to assess various strategic alternatives.  Shareholder relations expense and management and consulting fees increased as new staff and additional resources were applied to handle communication requirements during the volatile and negative market events of late 2008 and into 2009.  These costs were offset by a decrease in travel expenses of $206,861 from $687,951 at May 31, 2008 to $481,090 at May 31 2009; a decrease in management and consulting fees of $79,255; a decrease for the nine month period in filing and transfer agent fees of $46,607; and a $294,721 increase in foreign exchange gains from a $35,181 loss in 2008 to $259,540 gain in the third quarter of 2009.

Apart from net interest of $98,233 (2008 - $220,943) earned on cash deposits during the period the Company had no significant revenues to report.  The Company recovered $152,835 in administrative costs (2008 - $182,802) during the period for supplies and services provided at market rates to associated companies.  In October 2008 the Company closed a non-brokered private placement for net cash proceeds of $7,308,081.

Total global exploration and engineering expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the period totaled $1,111,350 (May 31, 2008 - $6,545,212). Of this amount $894,312 was for the WBJV (May 31, 2008 - $6,069,729) and $217,038 was for other exploration (May 31, 2008 - $475,483). Total WBJV expenditures during the period by all WBJV partners amounted to $1,354,782 (May 31, 2008: $15,771,419).

A July 2008 Feasibility Study for Project 1 of the WBJV recommends a series of three simultaneous declines accessing the Project 1 deposit with a mining rate of 140,000 tonnes per month.  First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on reserves. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent producing Bafokeng Rasimone Platinum Mine. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef is planned to be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef is planned to be mined at widths between 105cm and 205cm at an average of 153cm.

At the recommended mining rate and modifying factors the mine plan generates approximately 235,000 to 271,000 platinum, palladium, rhodium and gold, (“4E”) ounces in concentrate per year, of which approximately 160,000 ounces are platinum at full steady state ounce production for 9 years from the Merensky Reef horizon with a 22 year mine life.

Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

The results of the Feasibility Study estimate a 20.08% Internal Rate of Return (“IRR”) (pre-tax) Base Case, using 3 year trailing metal prices to June 2008, calculated on the monthly averages including US$1,295 per ounce for platinum.  The Feasibility Study model does not include escalation due to inflation of costs or metal prices.  At May 31, 2009 and at July 13, 2009 the spot prices of all metals included in the basket price calculation were below the three year trailing metal prices as at June 2008.  Platinum was quoted at US$1,204 on May 31, 2009 and at US$1,109 on June 13, 2009

Average life-of-mine cash operating costs to produce concentrate were estimated at R451 per tonne (US$56.38 at July 7, 2008) of ore or R3,504 (US$438 at July 7, 2008) per 4E ounce on a life of mine basis. The Merensky Reef layer represents the first 15 years of production and the basket price per 4E ounce is modeled at US$1,168 (3 year trailing prices). The UG2 layer represents the balance of the production. The model includes a subsequent average of 15.16% discount from the metal price to estimate the smelter pay discount. Operating margin life of mine on three year trailing 4E metal prices to June 2008 was approximately US$739 per ounce.

The project has an estimated life of 22 years with 9 years at a steady state of production of 235,000 to 271,000 ounces per year. The capital cost for the mine and concentrator complex are estimated at R4.055 billion (US$425 million at April 2, 2009) for peak funding and R5.474 billion (US$574 million at April 2, 2009) for life of mine funding. The capital cost estimate includes R506 million (US$53 million at April 2, 2009) for the capital costs for self-generation of the electrical requirements of the project to the end of 2012 at full production levels. This includes the entire infrastructure for power including diesel storage.  If grid power becomes available it will significantly reduce electricity costs. Eskom has indicated that an allocation of 2 mega watts should be available for the construction phase of the project, and this has been assumed in the Feasibility Study.  In March 2009 Eskom re-initiated discussions with the Company to assess the project’s requirements for connection into the local power grid.  The Company is pleased and cautiously optimistic about these discussions.  A contingency of R467 million (US$49 million at April 2, 2009) is included in the overall capital estimate.

Based on the three year trailing average metals prices, current exchange rates and probable lowering of input costs at the current time no change has been made to the Feasibility Study information and reserves and resources.  Since the publication of the Project 1 Feasibility Study in July 2008 several key parameters have changed including contractor, raw material and other input costs.  As a result the Company has commenced an Optimized Feasibility Study to enhance and independently evaluate engineering work completed by the Company over the past several months.  The OFS is expected to result in improved project economics from various factors, including:

•

lower pre-production capital expenditure estimates;

•

increased mineral reserves; and

•

updated operating and power availability assumptions.

The target date for completion of the OFS is Q3 of calendar 2009.  Limited drilling will be undertaken in the area of Projects 1 and 3 with an objective to increase known mineral reserves and resources for inclusion in the project mine plan for the OFS.  Areas in the inferred category not included in the July 2008 project mine plan and areas that were excluded for other technical reasons will be considered for potential production rate increases.

On September 2, 2008 and later on December 8, 2008 the Company announced definitive agreements to consolidate and rationalize the WBJV.  In the transaction Anglo Platinum will vend its entire 37% interest in the WBJV to Wesizwe for common shares representing approximately a 26.5% interest in Wesizwe. The Company will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of its 18.5% interest in Project 2 and Rand 408 million in cash (approximately $56.72 million at July 15, 2009). This will bring the Company’s interest in Projects 1 and 3 to 74% while at the same time eliminating its holdings in Project 2.  The cash payment to Wesizwe will be deferred until nine months after the effective date of the transaction and will then be held in escrow to be applied towards Wesizwe’s capital requirements for the Projects 1 and 3. The effective date will occur upon the completion of conditions precedent and the approval of the Department of Minerals and Energy in South Africa.  The effective date is expected in mid to later 2009.  Should the Company not make the payment due to Wesizwe on time Wesizwe may elect to claw back approximately 19.0% percent of Projects 1 and 3, reducing the Company’s interest to approximately 55%.

The basis of valuation for the negotiations was the 10% discount rate NPVs of the Projects with platinum at US$1,199 per ounce for all projects and a Rand-to-Dollar exchange rate set at 8. The project models included the Feasibility Study results for Projects 1 and 2 and preliminary engineering on Project 3.

The settlement of the “equalization payments” currently due to Anglo Platinum under the terms of the WBJV are to be settled by Wesizwe in common shares and by Platinum Group in cash by the effective date of the transaction expected in mid to later 2009. At July 15, 2009 exchange rates for both the US dollar and the Canadian dollar to the Rand, equalization payments due by the Company are approximately R 200.79 million ($27.88 million).  If Platinum Group does not pay Anglo Platinum, Anglo Platinum shall elect to provide up to a 6 month extension with interest or elect to take Wesizwe shares for the amount due and the obligation of Platinum Group will pass to and become payable to Wesizwe. A “catch up” payment of approximately US$2.0M is also due by Platinum Group to Wesizwe for past exploration costs incurred on Project 2.

Anglo Platinum will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

Details of the Company’s Revised Attributable Reserves and Resources in the proposed transaction are shown below at Item 2d. “Exploration Programs and Expenditures”.  A technical report titled “WBJV Project 1, July 7, 2008 – Feasibility Study” was filed on SEDAR August 21, 2008 in support of this resource estimate.

The Company also maintains two other projects in South Africa on the North Limb of the Bushveld Complex. The Tweespalk and War Springs projects are currently the subject of renewed consideration. During 2008 the Company conducted new soil and geological surveys on the War Springs project.  On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the last three years.  (See Item 2d. “Exploration Programs and Expenditures” below).  On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years.  The first year firm commitment is US$500,000 and work has commenced.  To date approximately US $460,000 in JOGMEC funding has been received.

Since 2008 the Company has conducted a new business generative program.  Research and implementation, including the staking of several new license areas on or near to the Bushveld Complex, has cost approximately $51,029. The Company has received the grant of several new prospecting permits as a result of this work and several more are expected in the months ahead.

The Company has conducted small work programs on its Canadian projects during 2008 and 2009.  A 1,125 metre drill program was completed on the Company’s Lac Des Iles projects in the first quarter of 2008 and a further 978 metres was completed in February of 2009.  The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against potentially increasing prices for palladium and platinum. Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area in the future.

For more information about the WBJV and the Company’s other mineral properties please refer to Notes 5. and 6. of the Company’s May 31, 2009 financial statements and below for further discussion regarding the WBJV.

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

	Year ended Aug 31, 2008	Year ended Aug. 31, 2007
Interest	$243,339 (1)	$434,949
Net Loss	($5,086,5890(2)	($6,758,123)
Net Loss per Share	($0.08)	($0.12)
Total Assets	$32,492,583(3)	$36,764,203
Long Term Debt	Nil	Nil
Dividends	Nil	Nil

Explanatory Notes:

(1)

The Company’s only significant source of revenue during the year ending August 31, 2008 was interest revenue from GIC’s held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the period referenced.

(2)

The Company’s net loss during the year ending August 31, 2007 was lower than in 2008 due to several factors. Compensation expense totalled $580,128 in 2008 as opposed to $1,487,661 in 2007. Another factor is the write off of deferred mineral property costs of $Nil in 2008, and $1,323,222 in 2007. If one removes the effect of these two factors from each fiscal year the recorded annual loss becomes modified to $4,506,461 for 2008, and $3,947,240 for 2007. The remaining general and administrative costs are then seen to be higher in 2008 than in 2007.  During fiscal 2007 the Company completed a listing on the American Stock Exchange and since then has been required to certify its internal and disclosure controls under Sarbanes-Oxley legislation in the USA as well as Multilateral Instrument 52-109 in Canada. Professional fees increased by $556,480 from 2007 to 2008 due to continuing compliance costs for Sarbanes-Oxley, the use of external engineers to review the Feasibility Study for Project 1 of the WBJV and the Company using legal advisors during negotiations for the reorganization of the WBJV. This reorganization resulted in additional travel by management to South Africa and Europe which increased travel expenses by $202,174 in 2008 over 2007.  Management and consulting fees increased by an aggregate $153,254 in 2008 as a result of the engagement of a strategic advisor during the 2008 fiscal year.

(3)

Total assets had been increasing year-on-year primarily as a result of the Company’s cash balance and continued investment in mineral properties funded by completion of private placement equity financings. However during the year ended August 31, 2008 the Company did not complete any equity financings, and the South African Rand, depreciated against the Canadian dollar, resulting in total assets decreasing. At August 31, 2008 the Company held $1,779,871 (2007 -$14,669,067) in cash and cash equivalents and short term investments.

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Interest & Other Income[1]	Net Loss[2]	Net Loss per Share
May 31, 2009	$73,959	($1,478,807)	($0.02)
February 28, 2009	$24,172	($1,665,682)	($0.03)
November 30, 2008	$102	($2,100,438)	($0.03)
August 31, 2008	$22,396	($1,143,001)	($0.02)
May 31, 2008	$38,027	($1,307,784)	($0.02)
February 29, 2008	$78,337	($1,430,050)	($0.02)
November 30, 2007	$104,579	($1,205,754)	($0.02)
August 31, 2007	$137,331	($1,392,894)	($0.03)

(1)

The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)

Net loss by quarter is often materially affected by the timing and recognition of non-cash expenses or write-offs. The quarter ended May 31, 2009 includes a non-cash charge for stock based compensation of $219,535, the quarter ended February 28, 2009 includes a non-cash charge for stock based compensation of $373,042, the quarter ended November 30, 2008 includes a non-cash charge for stock based compensation of $802,409, the quarter ended August 31, 2008 includes a non-cash charge for stock based compensation of $Nil, and the quarter ended May 31, 2008 includes a non-cash charge for stock based compensation of $187,931. The quarter ended February 29, 2008 includes a non-cash charge for stock based compensation in the amount of $250,830. The quarter ended November 30, 2007 includes a non-cash charge for stock based compensation of $141,367. The Quarter ended August 31, 2007 includes a non-cash charge for stock based compensation of $91,795. When adjusting for these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s exploration and corporate activities over the past two years as described above at “Discussion of Operations and Financial Condition”.

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b) Trend Information

Other than the financial obligations as set out in the table provided at Item 6. below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures as set out in the table at Item 6.  It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital by issuance of securities or by a sale or partnering of project interests in order to meet the payment requirements of the transaction announced September 2, 2008.  See discussions at item 2. a) "Results of Operations" above and at item 6. "Liquidity and Capital Resources" below. The Company has completed a Feasibility Study for the Project 1 area of the WBJV. If a production decision is taken the Company will most likely pursue both equity and debt financing for its share of the capital requirements for that project.

From mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products.  Although still volatile and uncertain, these markets have improved modestly since that time.  See “Economic and Political instability may affect the Company’s business” under Item 2c. “Risk Factors” below.

c) Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the U.S. Securities & Exchange Commission Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All but one of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties, the exception being the development stage Project 1 of the WBJV (see Item 2d. “Exploration Programs and Expenditures” below). At this stage, favorable results, estimates and studies are subject to a number of risks, including:

•

the limited amount of drilling and testing completed to date;

•

the preliminary nature of any operating and capital cost estimates;

•

the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

•

the likelihood of cost estimates increasing in the future; and

•

the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Economic and Political instability may affect the Company’s business

Since mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns.  Although markets have improved modestly since that time, these macro-economic events have negatively affected the mining and minerals sectors in general.  The Company’s market capitalization has been significantly reduced.  Although these circumstances may improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward will be negative.  As a result the Company will consider its business plans and options carefully going forward into 2009.  The Company’s intends to preserve its cash balances to the greatest extent possible by curtailing capital and operational expenditures where possible.

The Company has assessed the carrying values of its mineral properties as a result of the market downturn.  Based on current and expected metal prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and/or persist for a prolonged period of time, an impairment of mineral properties may be required.

South Africa has undergone significant change in its government and laws since the free elections in 1994. At present, Mining Legislation in South Africa is continuing to undergo change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, the South African legal regime may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is no certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, fluctuations in currency exchange rates and inflation.

Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

The Company is subject to risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the U.S. Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  Several of the Company’s options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand.  Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company.  In the past 12 months to July 13, 2009 the South African Rand has appreciated to the Canadian dollar by approximately 7.16% and the American dollar has appreciated to the Canadian dollar by approximately 15.31%.

The Company’s properties are subject to title risks

The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties. In addition, the Company’s properties may be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental risks may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing, and in general are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and, if the Company’s projects enter the production phase, the amount of the Company’s revenue or profit or loss. Current spot metals prices are below the three year trailing average prices used to asses the Company’s Project 1 Feasibility in July 2008. Three year trailing average prices at present are not significantly different from those used in July 2008.

d) Exploration Programs and Expenditures

General

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through PTM RSA.

Mineral property acquisition and capital costs deferred during the period totaled $67,094 (May 31, 2008 - $223,956). Of this amount acquisition costs relating to the Company’s pro-rata share of the WBJV amounted to $49,536 (May 31, 2008 - $182,748). The balance $16,941 (May 31, 2008 - $41,208) was spent on other mineral property costs in Canada and South Africa. Exploration costs incurred globally in the period for the Company’s interests totaled $1,111,350 (May 31, 2008 - $6,545,212). Of that amount $136,462 (May 31, 2008 - $161,619) was incurred on the Company’s Canadian properties and $974,888 (May 31, 2008 - $6,383,593) was incurred on the Company’s South African properties. Of the South African amount, $894,312 was for the Company’s share of WBJV expenditures (May 31, 2008 - $6,069,729). The total amount (100%) of exploration expenditures by all Joint Venture partners for the period for the WBJV came to $1,304,629 which was lower than the 100% amount spent for the same period last year (May 31, 2008 - $15,559,303).

During the period there were no write-offs in deferred costs relating to South African or Canadian projects, there were no write-offs in the same period last year. For more information on mineral properties see Note 5 and 6 of the Company’s May 31, 2009 Financial Statements.

Western Bushveld Joint Venture

On October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo Platinum Limited (“Anglo Platinum”) (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited ( “Africa Wide” ) (26%) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98 JQ and Elandsfontein 102 JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94 JQ, Elandsfontein 102 JQ and Frischgewaagd 96 JQ.  Later on April 9, 2007, Anglo Platinum contributed to the WBJV a 50% interest in the mineral rights to the 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ.  With this addition the geographic area of the WBJV now covers approximately 72 square kilometres of territory.

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded a required exploration program in the amount of Rand 35 million (at August 31, 2005 approx. $6.44 million). Since then until October 2008 the partners of the WBJV have funded their portion of Rand 201 million (approximately $28.7 million) in further expenditures pro-rata based upon their working interest in the Joint Venture.

Under the terms of the original WBJV agreement, once a final Feasibility Study has been completed and a decision to mine has been taken the respective deemed capital contribution of each party will be credited based on their contribution of measured, indicated, and inferred PGM ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Under the terms of the original WBJV Agreement, inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. The Company will also be credited for its Rand 35 million expenditure as described above.  For the later contribution of Portion 11 to the WBJV the original credit rates for equalization as described above have been amended to US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce in order to adjust for market conditions at the time.  At July 13, 2009 exchange rates for both the US dollar and the Canadian dollar to the Rand, equalization payments due by the Company to Anglo Platinum are approximately R 200.79 million ($27.88 million).

A Feasibility Study for Project 1 of the WBJV was delivered to the partners on June 30, 2008 and results thereof were published by the Company in a news release dated July 7, 2008.

The Company provided a statement of Reserves and Resources with the Feasibility Study.  Resources in the Measured and Indicated categories can be included in a financial model under SAMREC and NI-43-101 guidelines. Summary resource details from published reports for Project 1 and Project 3 follow in the table below. Platinum Group has a right to acquire a 74% interest in the 4E ounces attributable to Projects 1 and 3 of the WBJV under the terms of the transaction announced on September 2, 2008.  See Item 2. a) “Results of Operations” above for more detail.  The prill splits and 4E estimates for Project 1 and 3 have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple Kriging for Project 1.

The Company has internally tested the resource assessment against spot prices and against three year trailing prices and have not amended their resource and resource assessment.

The following is a statement of Revised Attributable Reserves and Resources taking in to account the transaction announced September 2, 2008 based on the WBJV Project 1 July 7, 2008  Feasibility Study (filed on SEDAR August 21, 2008). Reserves here are a sub-set of measured and indicated resources including mining factors and are not in addition to the resources.

Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

MR = Merensky Reef              UG2 = Upper Group 2 Reef

Merensky Reserves Project 1 (74% Company Interest Pending)
Tonnes	4E	Content 4E	Platinum Group	Platinum Group Mozs
t	g/t	Moz	Interest
Merensky Proved
6,706,482	5.55	1.198	74%	0.886
Merensky Probable
11,382,035	5.39	1.971	74%	1.459
Total Merensky Mineral Reserves
18,088,517	5.45	3.169	74%	2.345

UG2 Reserves Project1 (74% Company Interest Pending)
Tonnes	4E	Content 4E	Platinum Group	Platinum Group Mozs
t	g/t	Moz	Interest
UG2 Proved
4,245,280	3.38	0.461	74%	0.341
UG2 Probable
7,051,016	3.42	0.775	74%	0.574
Total UG2 Mineral Reserves
11,296,296	3.40	1.236	74%	0.915

Resource Effective date	Reef	Resource Category	Tonnes (million)	Grade (4E)	Width (metres)	Prill Split (4E)				WBJV Ozs (millions)	PTM Interest	PTM Ozs (millions)
						Pt	Pd	Rh	Au			
Project 1												
07-Jul-08	MR	Measured	5.491	7.94	1.08	64%	27%	4%	5%	1.402	74%	1.037
07-Jul-08	UG2	Measured	6.539	3.91	1.41	63%	26%	10%	1%	0.823	74%	0.609
07-Jul-08	MR	Indicated	10.814	7.75	1.09	64%	27%	4%	5%	2.694	74%	1.994
07-Jul-08	UG2	Indicated	17.464	4.13	1.34	63%	26%	10%	1%	2.321	74%	1.718
07-Jul-08	MR	Inferred	0.217	7.95	0.93	64%	27%	4%	5%	0.055	74%	0.041
07-Jul-08	UG2	Inferred	2.311	4.47	1.34	63%	26%	10%	1%	0.332	74%	0.246
07-Jul-08	MR	Inferred	1.871	6.48	1.15	64%	27%	4%	5%	0.390	74%	0.289
07-Jul-08	UG2	Inferred	2.973	5.00	1.57	63%	26%	10%	1%	0.478	74%	0.354
Project 3												
25-Apr-08	MR	Inferred	4.040	6.26	1.12	64%	27%	4%	5%	0.814	74%	0.602
25-Apr-08	UG2	Inferred	6.129	5.51	1.22	62%	28%	9%	1%	1.086	74%	0.804
Totals Project 1 and 3												
	MR	Measured	5.491	7.94	1.08	64%	27%	4%	5%	1.402	74%	1.037
	UG2	Measured	6.539	3.91	1.41	63%	26%	10%	1%	0.823	74%	0.609
	MR	Indicated	10.814	7.75	1.09	64%	27%	4%	5%	2.694	74%	1.994
	UG2	Indicated	17.464	4.13	1.34	63%	26%	10%	1%	2.321	74%	1.718
	MR	Inferred	6.128	6.39	1.12	64%	27%	4%	5%	1.259	74%	0.932
	UG2	Inferred	11.413	5.17	1.34	63%	26%	10%	1%	1.896	74%	1.403
Totals												
Measured and Indicated			40.308	5.58	1.25	64%	27%	7%	2%	7.24	74%	5.358
Inferred			17.541	5.59	1.26	63%	27%	7%	3%	3.155	74%	2.335

Note the Company’s 74% interest is subject to the completion of the transaction announced on September 2, 2008 and which is described above at Item 2 a) “Results of Operations” and elsewhere in this document.

C. Muller QP PTM - Platinum Group Metals Ltd.

The Qualified Persons, (“QP”) for the above information are Charles Muller and Gordon Cunningham Independent Qualified Persons as at the effective dates in the table. (Reports dated April 25, 2008 – filed June 11, 2008 and July 7, 2008 – filed Aug 21, 2008 on www.sedar.com).

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in our U.S. regulatory filings, File No. 0-033562, which may be secured from us, or from the SEC’s website at:  http://sec.gov

Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

Project 1 Resource Calculation Detail

A 39% and 41% total geological loss for the Merensky Reef and UG2 Reef respectively was applied to the resource area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey. The Merensky mineral resource estimate is based on 158 boreholes with 178 intercepts and the UG2 is based on 192 intercepts within the 1,087 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on New Order prospecting permits that provide for the right to be converted to mining rights. Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. Internal tests by the Company’s non-independent qualified persons in October 2008 have not resulted in resource changes but prolonged negative markets will result in resource changes.

Project 3 Resource Calculation Detail

A 14% geological loss for the Merensky Reef and UG2 Reef respectively was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey and a 3D seismic survey.  The Merensky mineral resource estimate is based on 24 boreholes with 27 intercepts and the UG2 is based on 15 intercepts within the 224.28 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. (The prill splits and 4E estimates have been tested for reasonableness by kriging on the individual elements).   Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple kriging. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the mineral resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on new order prospecting permits that provide for the right to be converted to mining rights.  Charles Muller of Minxcon is the Qualified Person for this report. He is registered with the South African Council for Natural Scientific Professions (“SACNASP”) (Registration No. 400201/04).

Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

Northern Limb, Bushveld - War Springs and Tweespalk Properties

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg.  The Company now holds New Order prospecting permits on 100% of this territory.  Acquisition and exploration costs on these properties to May 31, 2009 total $3,358,074 (August 31, 2008 - $3,524,754) after netting out $613,644 in recovered costs (August 31, 2008 - $211,840).  The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years.  The first year firm commitment is US$500,000.

On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the last three years.  Details are as follow:

Reef	Cut-off 3E	Tonnage	3E			Ni		Cu		Channel Width
	cmg/t	T	g/t	G	Moz	%	t	%	t	cm
B Reef	300	20,934,894	0.95	19,947,131	0.641	0.18	35,870	0.14	27,863	657
C Reef	300	26,030,561	1.24	32,192,522	1.035	0.08	25,812	0.06	19,388	875
Total	300	46,965,455	1.11	52,139,652	1.676	0.13	64,965	0.10	49,868	734

Reef	Prill Splits
	Pt		Pd		Au
	g/t	%	g/t	%	g/t	%
B Reef	0.32	34	0.55	58	0.08	8
C Reef	0.20	16	0.97	78	0.07	6

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6 metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied.  Eighteen holes had been completed by the end of May 2005, relating to 7,433 metres of drilling. A total of 8,188 samples were collected for the determination of elements Platinum, Palladium, Gold, Copper and Nickel. Four additional boreholes were drilled (1,646m) during the period November 2005 to early February 2006, on high priority soil targets (Phase 2 Drilling Program). An additional 1,738 samples were collected for analysis.  Of the 22 boreholes drilled, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef.  Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on a 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimation reported in a NI43-101 document, compiled by Minxcon (Pty) Ltd, dated March, 2008.  Mr. Charles Muller of Minxcon is the Qualified Person for the War Springs resource estimate. Samples were analyzed under Platinum Group’s previously published protocols for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by standard fire assay procedures with preparation at the Setpoint facility at Mokopane and final assays at Genalysis Laboratories Services Pty Ltd. in Perth Australia or Anglo Research Laboratories.

The Tweespalk and War Springs projects are currently the subject of renewed consideration. During 2008 the Company conducted new soil and geological surveys on the War Springs project.  On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years.  The first year firm commitment is US$500,000 and work has commenced.  To date approximately US $460,000 in JOGMEC funding has been received.

Lac Des Iles Area Properties, Ontario

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 2.0% Net Smelter Return Royalty. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), the issue of 30,303 shares (issued) and the completion of exploration expenditures. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty.

The Company has conducted small work programs on its Lac Des Iles projects during 2008 and 2009.  A 1,125 metre drill program was completed on the projects in the first quarter of 2008 and a further 978 metres was completed in February of 2009.  Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area in the future.

e) Administration Expenses

Before a non-cash charge for stock based compensation of $1,394,986 (May 31, 2008 - $638,034), and not including interest in the year of $98,233 (May 31, 2008 - $220,943), general and administrative expenses totaled $4,063,134 (May 31, 2008 - $3,667,996).  Costs described above include management and consulting fees of $364,610 (May 31, 2008 - $443,865); advisory fees of $405,000 (May 31, 2008 - $Nil) office and miscellaneous expenses of $137,105 (May 31, 2008 - $157,390); professional fees of $726,768 (May 31, 2008 - $515,316); salaries and benefits of $1,284,623 (May 31, 2008 - $1,079,542); shareholder relations expense of $286,271 (May 31, 2008 - $110,423); travel expenses of $481,090 (May 31, 2008 - $687,951); news release, print and mail out expenses of $38,730 (May 31, 2008 - $55,786) and promotion expenses of $175,741 (May 31, 2008 - $176,829).

f) Related Party Transactions

Management, consulting fees and salaries incurred with directors during the period amounted to $294,724 (May 31, 2008 - $351,280). Of this amount approximately $155,974 (May 31, 2008 - $189,197) is related to fees for the Company’s President, an amount of $138,750 (May 31, 2008 - $168,750) relates to salary for the Company’s CFO.  At May 31, 2009 there were $Nil in fees (May 31, 2008 - $Nil) owed and included in accounts payable.

The Company provides services at market rates for day-to-day administration and accounting to MAG Silver Corp. (“MAG”), a company with two common directors and a common officer, and West Timmins Mining Inc. (“WTM”), a company with three common directors and a common officer.  There are no long term obligations or commitments between the parties with relation to the provision of these services.   Fees received are credited by the Company against its own administrative costs.

The Company received service fees of $102,131 (May 31, 2008 - $101,802) during the period from MAG.  Amounts receivable from MAG at the end of the period include an amount of $6,803 for fees due (May 31, 2008 - $6,799).

During the period the Company accrued or received service fees of $32,000 (May 31, 2008 – $81,000) from WTM.  Amounts receivable from WTM at the end of the period include an amount of $12,072 for administration fees and other trade receivables (May 31, 2008 – $6,353).

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director. During the period ended May 31, 2009 the Company accrued or paid Anthem $65,376 under the office lease agreement (May 31, 2008 - $67,559). The space occupied approximates one third of 6,050 square feet in a first tier building located in downtown Vancouver, British Columbia. The rental rate was negotiated on an “arm’s length basis”. The Company has an obligation to rent the premises until September 30, 2009 at a rate of $7,213 per month.

All of the above transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g) Shareholder Relations’ Expenses

Shareholder relations’ expense during the period totaled $286,271 (May 31, 2008 - $110,423). The increase from the prior period is due to the deployment of additional resources in this area and new staff being engaged to handle additional communication requirements during the volatile and negative market events of late 2008 and early 2009.  The Company manages its shareholder relations as an internal function and the Company actively seeks to raise its profile with both retail and institutional investors.  From June 2005 to present Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h) Travel and Promotion Expenses

Travel expenses for the period amounted to $481,090 (May 31, 2008 - $687,951).  These activities relate to the supervision of ongoing operations in South Africa and Canada, new property investigations and meetings with potential and current institutional and sophisticated investors. Travel related to all of these activities was lower during the period than in the same period in 2008.  Promotional expenses in the period amounted to $175,741 (May 31, 2008 - $176,829) and these costs relate to design work, media relations, printed material, postage and trade show attendance and efforts were made to reduce such costs during the period.

i) Property Acquisition and Capital Expenses

Property acquisition expenditures and capital costs during the period totaled $67,094 (May 31, 2008 - $223,956). These expenditures were incurred to acquire or maintain option rights to South African mineral properties.

The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. Apart from a possible buy-out of the War Springs and Tweespalk properties, the Company has no other required property acquisition payments due to vendors under mineral property option agreements.  At the time of writing the Company was incurring further property acquisition expenses, such as research and staking expenses, through its activities in Ontario, Canada and South Africa.

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approx. C$1.09 million).  During the 2008 year the Company also entered into a binding agreement for the purchase of surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. C$1.91 million).  Prior to August 31, 2008 the Company paid a 10% deposit of Rand 1.507 million (approx. C$0.20 million) for this property and the balance was paid subsequent to the end of the period upon statutory registration of the surface rights in the Company’s name.  The rights to these two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV.

Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

j) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

3.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision (iv) stock based compensation and (v) recoverability of its interest in the WBJV as the main estimates for the following discussion. Please refer to Note 2 of the Company’s Audited consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, The Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. For the period ended May 31, 2009 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company’s share price of 72.33%, a weighted average annual risk free rate of 2.8 per cent and an expected life of 3.21 years. The resulting weighted average option pricing resulted in an expense for stock options in the period ended May 31, 2009 of $1,654,486. Of the $1,654,486 in cost calculated for May 31, 2009 an amount of $1,394,986 was expensed while $259,500 was capitalized to deferred mineral property exploration costs in the Company’s WBJV interest.

4.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are set out in Note 2 of its Financial Statements for the period ended May 31, 2009. There are several policies that are significant to the financial results of the Company.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability when facts and circumstances indicate that the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Future income taxes are calculated based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

5.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective September 1, 2008, the Company adopted the following new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants.  These standards were adopted on a prospective basis without restatement of prior periods.

CICA Section 1400, General Standards of Financial Statement Presentation,

outlines the premise that in the preparation of financial statements all information required for fair presentation in accordance with generally accepted accounting principles should be included.  It also specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern.  The Company’s disclosure reflects such assessment.

CICA Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in these interim consolidated financial statements.

CICA Sections 3862, Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation, replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included the recommended disclosures in these interim consolidated financial statements.

CICA Section 3031, Inventories, provides for more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the consolidated financial position or results of operations for the current period end.

RECENT ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning September 1, 2009.  The Company is currently considering the impact this will have on the Company’s financial statements.

CICA Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently  assessing  the  impact  of  these  new  accounting standards  on  its  financial statements. Adoption of this standard will result in the withdrawal of EIC 27.

Convergence with International Financial Reporting Standards (“IFRS”). In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company no later than the quarter ended November 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements.

The Company is currently evaluating the future impact of IFRS on its financial statements and is in the process of preparing an IFRS transition plan.  Based on the work performed to date, management has identified several potential impacts to the Company’s financial statements as a result of adopting IFRS, with the major differences being:

i.

The overall presentation of the financial statements will change significantly, as the Company complies with increased disclosure requirements under IFRS and differing presentations of the balance sheet and statements of income and cash flows; and

ii.

Currently, IFRS rules surrounding mineral property costs and exploration costs are undergoing changes by the standard setters, and the results of changes to IFRS 6 “Resource Properties” could have a significant impact to the Company on transition.

Management is also in the process of assessing the impact of IFRS adoption on the Company’s internal controls over financial reporting, disclosure controls and procedures, information technology and data systems, financial reporting expertise and other business activities such as foreign currency transactions.  Management is currently focusing its efforts on the higher impact areas and has participated in ongoing training sessions provided by external advisors. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

Management will continue to invest in training and additional resources to ensure a timely conversion.

6.

LIQUIDITY AND CAPITAL RESOURCES

Since mid calendar 2008 until early 2009 there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns.  These macro-economic events have negatively affected the mining and minerals sectors in general.  The Company’s market capitalization has been significantly reduced.  Although these circumstances may improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward will be negative.  As a result the Company will consider its business plans and options carefully going forward into 2009.  The Company intends to preserve its cash balances to the greatest extent possible by curtailing capital and operational expenditures where possible.

During the period the Company issued a total of 5,167,120 (May 31, 2008 – 1,603,500) common shares for net cash proceeds of $7,589,721 (May 31, 2008 - $2,246,025). Cash proceeds are primarily spent on mineral property and surface right acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity. At May 31, 2009 the Company had cash, cash equivalents and short-term investments on hand of $2,865,872 compared to $5,575,866 at May 31, 2008.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its joint venture partners to cover the costs of the WBJV. The balance of cash outflows is made up of management and consulting fees and advisory fees of $769,610 (May 31, 2008 - $443,865) and other general and administrative expenses of $3,293,524 (May 31, 2008 - $3,224,131).

Platinum Group Metals Ltd.

(Exploration Stage Company)

Supplementary Information and MD&A

For the period ended May 31, 2009

On June 16, 2009, pursuant to an offering under a short form prospectus, the Company issued 24,999,300 units at a price of $1.40 per unit and a further 37,500 warrants at a price of $0.08 per warrant for aggregate gross proceeds of $35,002,020, including amounts exercised under an over-allotment option to the benefit of a syndicate of underwriters. A cash commission totalling 6% of gross proceeds was paid to the underwriters.  Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share, at a price of $1.75 per common share, until December 16, 2010.

The following Table discloses the Company’s continual obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations as at the date of this MD&A and at foreign exchange rates as of the date of this MD&A. Apart from a possible buy-out of the War Springs and Tweespalk properties, (which optional acquisition payment is included in the following table) the Company has no other property acquisition payments due to vendors under mineral property option agreements.  The Company has no long term debt or loan obligations. Under the terms of several of the Company’s mineral property option and purchase agreements, the Company is required to make certain scheduled acquisition payments as summarized in the table below in order to preserve the Company’s interests in the related mineral properties. In the event the Company is unable or unwilling to make these payments, it is likely that the Company would forfeit its rights to acquire the related properties.

Payments by period in Canadian Dollars
Total		< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Equalization amount due Anglo Platinum[1]	$ 28,260,000	$ 28,260,000	$ 0	$ 0	$ 0
Purchase price due Wesizwe Platinum[1]	$ 56,720,000	$ 56,720,000	$ 0	$ 0	$ 0
Past Exploration Costs due Wesizwe Platinum[1]	$ 2,240,000	$ 2,240,000	$ 0	$ 0	$ 0
Optional Acquisition Payments (War Springs & Tweespalk)[2]	$ 3,535,000	$ 3,535,000	$ 0	$ 0	$ 0
Lease Obligations	$ 106,800	$ 24,156	$ 80,985	$ 1,659	$ 0
Totals	$ 90,861,800	$ 90,779,156	$80,985	$ 1,659	$ 0

(1)

The requirement to pay and the due date of these items is dependent upon the effective date of the transaction announced September 2, 2008.  The effective date is expected in mid to later 2009.  The Equalization amount is denominated in Rand and is estimated at Rand 200.79 million at July 15, 2009.  The Wesizwe purchase amount is also denominated in Rand and is set at Rand 408 million.  The Past Exploration costs due to Wesizwe are set at US $2.0 million. See discussions at item 2. a) "Results of Operations" and item 2. d) “Exploration Programs and Expenditures” above and discussion below in this section.

(2)

The Optional Acquisition Payments for the War Springs and Tweespalk properties are denominated in US dollars. See item 2. d) “Exploration Programs and Expenditures” above.

As detailed in the table above, the Company will be required to pay an equalizing amount under the terms of the WBJV agreement based on the measured, indicated and inferred 4E PGE ounces reported in a Feasibility Study.  See item 2. a) “Results of Operations” and item 2. d) “Exploration Programs and Expenditures” above for details of how the equalizing payment will be calculated and when it will become payable.

Also as detailed in the table above, under the terms of the proposed transaction announced September 2, 2008 to rationalize the WBJV ownership structure, the Company would be required to make both a purchase payment and past exploration cost payment to Wesizwe.  The purchase payment would be due nine months after the effective date of the final agreement.  See Item 2. a) “Results of Operations” above for more detail.

Cash at July 13, 2009 is sufficient to fund general operation costs through 2009, but will be insufficient to cover all of the payments envisioned should the proposed transaction announced September 2, 2008 become effective.  The Company is considering and analyzing various strategies to maximize shareholder value going forward.  One strategy would be to simply conserve working capital and look toward potential traditional construction financing in 2009.  A second option would be to consider a strategic partner who has the financial ability to finance Project 1 construction costs, possibly with a metal price instrument or hedge.  A third option would be to sell some or all of the South African projects at the most favorable price for shareholders.  All three options are currently being pursued.

7.

OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares authorized for issuance without par value. At May 31, 2009 there were 67,816,367 shares outstanding, 4,920,125 incentive stock options outstanding and no common share purchase warrants outstanding. During the period ending May 31, 2009, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise.

At July 14, 2009 there were 92,815,667 shares outstanding, 4,832,625 incentive stock options outstanding and 12,537,150 share purchase warrants outstanding. See subsequent events for further details.

8.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of the current period end through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company retained an independent third party specialist in 2008 to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at May 31, 2009, the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls over financial reporting designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company retained an independent third party specialist in 2008 to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors.

The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.

From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

During the year ended August 31, 2007, the Company effected the changes in internal control over financial reporting that have materially affected, or may materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; and (ii) reviewed and refined internal control processes; and (iii) adopted and published new corporate governance policies; and (iv) reviewed and improved general controls over information technology; and (v) enhanced financial control over period close processes. During the period ended May 31, 2009 there were no significant changes with regard to internal controls.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2008. Based on this evaluation, management has concluded that as at August 31, 2008, the Company’s internal control over financial reporting was effective.

Management’s effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

9.

NYSE Alternext US LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Alternext US LLC (formerly the American Stock Exchange) (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

10.

OTHER INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended August 31, 2008 may be found on SEDAR at www.sedar.com. and on EDGAR at www.sec.gov.

11.

SUBSEQUENT EVENTS

On June 16, 2009, pursuant to an offering under a short form prospectus, the Company issued 24,999,300 units at a price of $1.40 per unit and a further 37,500 warrants at a price of $0.08 per warrant for aggregate gross proceeds of $35,002,020, including amounts exercised under an over-allotment option to the benefit of a syndicate of underwriters. A cash commission totalling 6% of gross proceeds was paid to the underwriters.  Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share, at a price of $1.75 per common share, until December 16, 2010.

Subsequent events of a non-material nature may be discussed elsewhere within this document.

12.

LIST OF DIRECTORS AND OFFICERS

a) Directors:

R. Michael Jones

Frank R. Hallam (Secretary)

Iain McLean

Eric Carlson

Barry W. Smee

b) Officers:

R. Michael Jones (Chief Executive Officer)

Frank R. Hallam (Chief Financial Officer)

Peter C. Busse (Chief Operating Officer)